Exhibit 99.10

FORM 51-102F3
AMENDED MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY
Catalyst Paper Corporation ("Catalyst" or the "Company")
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia, Canada
V7B 1C3
2.	DATE OF MATERIAL CHANGE
December 14, 2016

3.	NEWS RELEASE
A news release disclosing the material change was issued on December 15, 2016 through the facilities of Marketwired and filed with the applicable securities regulatory authorities.

4.	SUMMARY OF MATERIAL CHANGE
Catalyst provided an update on the terms of its previously announced recapitalization plan (the "Recapitalization"), which also includes a privatization transaction whereby all common shares (the "Common Shares") of Catalyst outstanding immediately prior to the Recapitalization, other than the common shares held by the Supporting Parties (as defined below), would be repurchased by Catalyst for cash consideration equal to C$0.50 per common share (the "Privatization Transaction").

Catalyst also announced that certain funds and entities managed or controlled by Stonehill Capital Management, LLC agreed to vote Common Shares representing approximately 9.98% of the issued and outstanding Common Shares in favor of both the Recapitalization and the Privatization Transaction.

Finally, Catalyst reported that it was informed by the Supporting Parties that they terminated the support agreement entered into with Kerjriwal Group International ("KGI") in accordance with its terms.

5.	FULL DESCRIPTION OF MATERIAL CHANGE
5.1 Full Description of Material Change:
Background - Recapitalization
On December 15, 2016, Catalyst gave an update on the terms of its previously announced Recapitalization plan. The Recapitalization would result in an exchange of the Company's PIK Toggle Senior Secured Notes due 2017 (the "Notes") for:

(i)
a new secured term loan in the principal amount of US$135 million, plus accrued and unpaid interest on the Notes from November 1, 2016 to but excluding the effective date of the Recapitalization, which will mature five years from the effective date of the Recapitalization (the "New Secured Term Loan"); and

(ii)	Common Shares representing approximately 95% of the outstanding Common Shares after giving effect to the Recapitalization.

Privatization Transaction

Moreover, in connection with the Recapitalization, the minority shareholders of Catalyst will have an opportunity to vote on the Privatization Transaction pursuant to which all existing Common Shares outstanding before the Recapitalization, other than the Common Shares held by the Supporting Parties, would be repurchased for cancellation by Catalyst for cash consideration equal to C$0.50 per Common Share. Total consideration payable by Catalyst in connection with the Privatization Transaction would be approximately C$2.2 million in the aggregate.

The Privatization Transaction is subject to approval by the minority shareholders of Catalyst pursuant to a vote separate from the vote with respect to the Recapitalization. See "Shareholders’ Approval of the Privatization Transaction" below. Completion of the Recapitalization is not conditioned upon approval by the minority shareholders of the Privatization Transaction. In addition, the completion of the Privatization Transaction is further conditioned upon receipt of discretionary exemptive orders from the Canadian securities regulatory authorities to the effect that Catalyst would cease to be a reporting issuer following the completion of such Privatization Transaction.

Support Agreements

Support for the Recapitalization and the Privatization Transaction includes the Recapitalization Support Agreement dated October 30, 2016, as amended, entered into by the Company and certain funds and entities managed or controlled by Oaktree Capital Management, L.P. ("Oaktree"), Mudrick Capital Management, L.P. ("Mudrick") and Cyrus Capital Partners, L.P. ("Cyrus") (collectively, the "Supporting Parties"), whereby the Supporting Parties undertook to vote Common Shares representing approximately 70% of the issued and outstanding Common Shares and Notes representing approximately 87% of the outstanding Notes, in each case in favor of the Recapitalization and the Privatization Transaction.

The Recapitalization Support Agreement was amended on December 14, 2016 to provide that the Supporting Parties shall also vote in favour of the Privatization Transaction in addition to voting in favour of the Recapitalization.

In addition, certain funds and entities managed or controlled by Stonehill Capital Management, LLC have entered into support agreements on December 14, 2016 pursuant to which they have agreed to vote Common Shares representing approximately 9.98% of the issued and outstanding Common Shares in favor of both the Recapitalization and the Privatization Transaction.

Fairness Opinions and Formal Valuation

PricewaterhouseCoopers LLP ("PwC") has provided opinions (the "Fairness Opinions") to the Independent Committee and the Board to the effect that, as of October 31, 2016: (a) the Recapitalization is fair, from a financial point of view, to the Company, the minority shareholders of the Company and the holders of Notes, and (b) the Privatization Transaction is fair, from a financial point of view, to the minority shareholders of the Company.

Additionally, PwC provided the Independent  Committee and the Board with a formal valuation (the "Formal Valuation") pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101"), which concluded that the fair market value of the Common Shares, as at October 31, 2016, was $NIL. The Formal Valuation also concluded that the fair market value of the Common Shares after the Recapitalization, as at the valuation date of October 31, 2016, is in the range of $2 million to $45 million, which implies a per Common Share value in the range of $0.01 to $0.15, with a mid-point of $0.08 per Common Share.

The PwC report containing the Fairness Opinions and the Formal Valuation was prepared for the sole use of the Independent Committee and the Board and is subject to the scope of review, assumptions and limitations set forth therein. The Formal Valuation and Fairness Opinion are one factor, among others, considered by the Independent Committee and the Board in making their recommendations to shareholders and the holders of Notes to vote in favour of the Recapitalization and the Privatization Transaction. The PwC report is appended to the Management Information Circular referred to below and should be read in its entirety.

Amendments to Credit Facilities

Additionally, in connection with the Recapitalization, the Company has obtained commitments from  its lenders  under each  of its  asset based  loan facility  ("ABL Credit Facility") and senior secured term loan (the "Existing Senior Secured Term Loan") in order to extend the maturity date of such facilities to July 31, 2020, conditional upon the completion of the Recapitalization on or before January 31, 2017.

Benefits of the Recapitalization

Management of Catalyst and the Board believe that the Recapitalization would have the following benefits:

(a)	the Recapitalization would improve the Company's financial strength and liquidity and reduce its financing risk by:

•	extinguishing approximately US$125 million of debt;

•	relieving the Company from its obligation to pay the accrued and unpaid interest on the Notes for the period up to the November 1, 2016 interest payment date, in the amount of US$14.3 million;

•
allowing the Company to pay in kind all of the interest on the New Secured Term Loan during the first year following the effective date of the Recapitalization, with the Company's option to pay in kind up to 50% of interest for all subsequent years (or, with the consent of the lenders, all of the interest may be paid-in-kind during the second year after the effective date), thereby substantially reducing annual cash interest payments; and

•
positioning the Company to utilize the resulting enhancement in liquidity to make investments in the Company that could enable the Company to transition from its reliance on existing product offerings to product offerings that would provide improved valued-added opportunities;

(b)
provide Catalyst with the opportunity to pursue a viable alternative, failing which it would have been at greater risk of not repaying or refinancing certain of its debt obligations as they came due in July and October 2017, which would have a negative impact on Catalyst; and

(c)	Catalyst's trade vendors and other suppliers would not be adversely impacted.

Benefits of the Privatization Transaction

Additionally, management of Catalyst and the Board believe that the Privatization Transaction would have the following benefits:

(a)	the Privatization Transaction would allow the Company to substantially reduce its reporting costs; and

(b)
given that Catalyst may not be able to satisfy the continued listing requirements of the Toronto Stock Exchange following the completion of the Recapitalization, the Privatization Transaction would provide liquidity to the minority shareholders that may not otherwise be available.

Principal Shareholders of Catalyst After Giving Effect to the Recapitalization
To the knowledge of Catalyst and assuming that a total of 276,023,849 Common Shares are issued under the Recapitalization (based on the number of Common Shares issued and outstanding and the principal amount of the Notes outstanding), after giving effect to the Recapitalization but before giving effect to the Privatization Transaction, there will be three shareholders who will beneficially own or exercise control or direction over, directly or indirectly, voting shares of Catalyst carrying more than 10% of the voting rights attached to all outstanding Common Shares, as follows:
(a)
Oaktree, which will hold approximately 97,171,160 Common Shares, representing approximately 33.4% of the outstanding Common Shares after the Recapitalization but before giving effect to the Privatization Transaction;

(b)
Cyrus, which will hold approximately 95,470,813 Common Shares, representing approximately 32.9% of the outstanding Common Shares after the Recapitalization but before giving effect to the Privatization Transaction; and

(c)
Mudrick, which will hold approximately 56,952,648 Common Shares, representing approximately 19.6% of the outstanding Common Shares after the Recapitalization but before giving effect to the Privatization Transaction.

Securityholders’ Approvals of the Recapitalization

Approvals by the shareholders of Catalyst (the "Shareholders") and the holders of Notes (the "Noteholders") will be sought at meetings to be held on January 17, 2017.

Shareholders and Noteholders have the opportunity to consider and vote in respect of resolutions approving the Recapitalization, which resolutions require the following majorities in order to be adopted:
(a)	at least two-thirds of the votes cast by the Shareholders present in person or represented by proxy, voting as a single class;
(b)
at least a simple majority of the votes cast by disinterested Shareholders in accordance with the rules of the Toronto Stock Exchange. The votes attached to Common Shares held or controlled by Oaktree, Mudrick and Cyrus will be excluded from such vote in accordance with the rules of the TSX;

(c)
at least a simple majority of the votes cast by Shareholders present in person or represented by proxy, voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101.

The Recapitalization is a related party transaction under MI 61-101 since certain Noteholders, being Cyrus and Mudrick, are "related parties" of Catalyst for purposes of MI 61-101 who will be issued Common Shares and interests in the New Secured Term Loan under the Recapitalization. The votes attached to Common Shares held or controlled by such related parties will be excluded for the purposes of minority approval under MI 61-101. Given the existing exclusion of Oaktree’s vote from the minority approval for the purposes of the rules of the TSX and Oaktree’s interest in the Recapitalization as the largest holder of Notes, the Company has determined that Oaktree’s vote will also be excluded for the purposes of the minority approval of the Recapitalization under MI 61-101. As a result, a total of 10,115,386 Common Shares held by Cyrus, Mudrick and Oaktree, representing approximately 69.6% of the issued and outstanding Common Shares, will be excluded from the majority of minority votes required under MI 61-101 to approve the Recapitalization; and
(d)	at least two-thirds of the votes cast by the Noteholders present in person or represented by proxy, voting as a single class.
In the event that Shareholders did not approve the resolutions related to the Recapitalization, the Company would then review its options and alternatives. In light of the limited value of the Common Shares before the Recapitalization, such options would include seeking to implement the Recapitalization without shareholder approval, either pursuant to the Canada Business Corporations Act ("CBCA") or another applicable statutory reorganization regime. In the event that the Company determined to seek to implement the Recapitalization pursuant to the CBCA without shareholder approval, the Company would make submissions to the British Columbia Supreme Court to that effect. Any such submissions would be made at a Court hearing to be held at least seven days following the issuance of a press release by the Company announcing the results of the votes at the meeting of the Shareholders and the date of such Court hearing. In such event, the Company would also be seeking to implement the Recapitalization pursuant to a statutory or discretionary exemption from the majority of minority approval requirements under MI 61-101 and would be making submissions to the relevant securities regulators to that effect. There can be no assurance that any such exemption would be available or would be granted.

Shareholders’ Approval of the Privatization Transaction
Approval of the Privatization Transaction will be sought pursuant to a separate vote at the meeting of Shareholders to be held on January 17, 2017 (the "Privatization Resolution").
In order to become effective, the Privatization Resolution must be approved by a separate vote of:
(a)	at least two-thirds of the votes cast by Shareholders present in person or represented by proxy, voting as a single class; and

(b)
at least a simple majority of the votes cast by Shareholders present in person or represented by proxy, voting as a single class, excluding the votes cast by persons whose votes may not be included in determining minority approval pursuant to MI 61-101.

The Privatization Transaction is a business combination under MI 61-101 since the Privatization Transaction is proposed to be implemented pursuant to a statutory arrangement under the CBCA which may result in the termination of shareholders' interests in Common Shares without their consent, and pursuant to which the Common Shares held or controlled by certain related parties of the Company for the purposes of MI 61-101, being Cyrus and Mudrick, will not be repurchased. Such related parties are therefore entitled to consideration that is different than the consideration which the remaining holders of Common Shares are entitled to receive, and the votes attached to Common Shares held or controlled by such related parties will be excluded for the purposes of determining whether minority approval under MI 61-101 has been obtained. Since the Common Shares held or controlled by Oaktree will not be repurchased pursuant to the Privatization, Oaktree will also be entitled to consideration that is different than the consideration which the remaining holders of Common Shares are entitled to receive. The Company has therefore determined that Oaktree’s vote will also be excluded for the purposes of determining whether minority approval under MI 61-101 has been obtained. As a result, a total of 10,115,386 Common Shares held by Cyrus, Mudrick and Oaktree, representing approximately 69.6% of the issued and outstanding Common Shares, will be excluded from the majority of minority votes required under MI 61-101 to approve the Privatization Transaction.
If the requisite approval of the Privatization Resolution is not obtained at the meeting of shareholders or the Privatization Transaction is not completed as a result of the failure to obtain the discretionary exemptive orders referred to above, then so long as the requisite approvals of the Recapitalization are obtained, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.

Other Approvals and Anticipated Effective Date

Completion of the Recapitalization is subject to certain other approvals, including those of the Toronto Stock Exchange and the Supreme Court of British Columbia, as well as certain other customary closing conditions. Assuming the receipt of all required approvals and the satisfaction of the closing conditions, it is anticipated that the Recapitalization will be completed and become effective by the end of January 2017.

Termination of the KGI Support Agreement

Finally, the Company also reported that it was informed by the Supporting Parties that they terminated on December 14, 2016 the support agreement entered into with KGI in accordance with its terms. Pursuant to such support agreement, the Supporting Parties would have voted in favor of the proposal by KGI to acquire Catalyst.

Additional Information in Management Information Circular

The foregoing description of the Recapitalization and the Privatization Transaction does not purport to be complete and, except as supplemented above under "Securityholders' Approval of the Recapitalization" and "Shareholders Approval of the Privatization Transaction", is subject to, and qualified in its entirety by, the full text of the Management Information Circular. A copy of the Management Information Circular was mailed to the holders of Common Shares and Notes of Catalyst, and was filed on Catalyst's SEDAR profile at www.sedar.com on December 16, 2016.

5.2	Disclosure for Restructuring Transactions:
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102:
Not applicable.

7.	OMITTED INFORMATION
None.

8.	EXECUTIVE OFFICER
For further information, please contact Len Posyniak, Senior Vice-President, Human Resources & Corporate Services, 604-247-4013.

9.	DATE OF REPORT
December 23, 2016, as amended on January 5, 2017.

Forward-Looking Statements

Certain statements in this material change report, including, without limitation, the statements describing a proposed transaction involving the securities of Catalyst, the Recapitalization, the Privatization Transaction and the expected completion date and benefits of the Recapitalization and Privatization Transaction are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including that the Recapitalization and Privatization Transaction are subject to certain approvals, including court and regulatory approvals and other material conditions and factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.